O L S H A N	PARK AVENUE TOWER • 65 EAST 55TH STREET • NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 • FACSIMILE: 212-451.2222

EMAIL: KSCHLESINGER@OLSHANLAW.COM

DIRECT DIAL: 212.451.2252

June 13, 2014

VIA EDGAR

Jay Ingram.

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quinpario Acquisition Corp.
Revised Preliminary Proxy Statement on Scheduled 14A
Filed June 11, 2014
File No. 001-36051

Dear Mr. Ingram:

On behalf of Quinpario Acquisition Corp. (the “Company”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 13, 2014 (the “Staff Letter”) with regard to the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on June 11, 2014. We have reviewed the Staff Letter with the Company and the following is its response to the Staff Letter. Additionally, accompanying this response letter, we are filing an Amendment No. 4 to the Proxy Statement which includes changes in response to the comment contained in the Staff Letter and certain other updates.

For ease of reference, the comment set forth in the Staff Letter is reproduced in italicized form.

General

1.	We note your response to comment 1 of our letter dated June 12, 2014. Assuming that Proposal No. 7 is considered to relate solely to the Company’s ability to issue shares of common stock in a private placement, as posited in your correspondence to us, the Company’s ability to issue common stock under these circumstances necessarily involves the authorization and issuance of the Series A Convertible Preferred Stock. In accordance with Note A to Schedule 14A, the solicitation to issue common stock pursuant to Proposal No. 7 is also a solicitation to issue the Series A Convertible Preferred Stock, and thus full Item 11 and 13(a) disclosure is required with regard to the issuance of the Series A Convertible Preferred Stock. Please revise as appropriate.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 13, 2014

The Proxy Statement has been revised to include the requested disclosure.

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We would be pleased to answer any questions you may have with regard to the Company’s response to the Staff Letter. Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222.

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

cc:	Paul J. Berra III